[K. Hovnanian Enterprises, Inc. Letterhead]
May 22, 2009
VIA EDGAR AND FACSIMILE

Re:	K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and Subsidiary Registrants Registration Statement on Form S-4 File No. 333-158356
Ms. Chambre Malone
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Malone:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and the Subsidiary Registrants hereby request that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. (Washington, D.C. time) on May 27, 2009, or as soon as practicable thereafter.
     As you requested, the undersigned hereby acknowledge that:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the undersigned may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please contact Vincent Pagano Jr. of Simpson Thacher & Bartlett LLP at 212-455-3125.

Very truly yours, K. Hovnanian Enterprises, Inc. Hovnanian Enterprises, Inc. Subsidiary Registrants
/s/ Peter S. Reinhart
Peter S. Reinhart
Senior Vice President and General Counsel